Ryan Miner

Co-CEO at Petit Vour, LLC

Dallas, Texas

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 Petit Vour, LLC

 The Peabody Institute of
The Johns Hopkins...

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Experience

 **Co-Founder and Co-CEO**
Petit Vour, LLC
Mar 2013 – Present · 5 yrs 8 mos
Austin, TX

Education

 **The Peabody Institute of The Johns Hopkins University**
Music Theory and Composition, 4.0 GPA
2011 – 2014

 **The University of Texas at Austin - Red McCombs School of Business**
Bachelor's degree, Accounting and Finance, 3.7 GPA
2003 – 2009

Interests

The Univers ity of Texas at Austin

The University of Texas at Austin
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The Univers ity of Texas at Austin - Red McCom bs

The University of Texas at Austi...
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The Peabod y Institut a of The

The Peabody Institute of The Jo...
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